Mr. Joseph E. (Jeff) Consolino Executive Vice President and Chief Financial Officer	Validus Holdings, Ltd. Bermuda Commercial Bank Building 19 Par-la-Ville Road Hamilton, HM 11 Bermuda

February 6, 2007 By Hand and EDGAR	Mailing Address: Suite 1790 48 Par-la-Ville Road Hamilton, HM 11 Bermuda
United States Securities and Exchange Commission Division of Corporate Finance Mail Stop 6010 100 F Street N.E. Washington, D.C. 20549 Attn: James W. Peklenk Staff Accountant	Telephone: (441) 278-9034 Facsimile: (441) 278-9090 jeff.consolino@validusre.bm Website: www.validusre.bm

Re:	Retrocessional reinsurance agreements between Validus Holdings, Ltd. and Petrel Re Limited as disclosed in Validus Holdings, Ltd. Registration Statement on Form S-1 filed on January 16, 2007 (Registration No. 333-139989)
Dear Mr. Peklenk,
Further to our recent telephone conversation, and in response to the request to provide a ‘pre-clearance’ memorandum, I am respectfully writing on behalf of Validus Holdings, Ltd., a holding company incorporated in Bermuda (the “Company” or “Validus Holdings”) for the purpose of describing its relationship with Petrel Re Limited (“Petrel Re”) and the Company’s conclusions that consolidation is not appropriate. The Company is seeking concurrence from the Securities and Exchange Commission (“SEC”) with respect to its consolidation determination. As more fully described below, the Company has concluded that it should not consolidate Petrel Re.
Company overview
The Company is a specialized Bermuda-based provider of reinsurance, conducting its operations worldwide through its wholly-owned subsidiary Validus Reinsurance, Ltd. (“Validus Re”). The Company had assets and shareholders’ equity of $1.6 billion and $1.1 billion, respectively, at September 30, 2006, and had gross premiums written of $475.3 million for the nine months then ended. Validus Re underwrites short-tail reinsurance risks on a quota share and excess of loss basis. We would be happy to provide any additional information you wish with respect to the Company and we would also draw your attention to the recently submitted Registration Statement on Form S-1 (Registration no. 333-139989). (Hereinafter Validus Holdings and Validus Re are collectively referred to as “Validus”).
Timing considerations
The Company filed its Registration Statement on Form S-1 (Registration No. 333-139989) on January 16, 2007 and intends to finalize an initial public offering as soon as is practicable.
Specific facts and circumstances
Petrel Re is wholly owned by Bermuda-based, Petrel Re Holdings Limited (“Petrel Holdings” and collectively referred to as “Petrel”). Petrel Holdings’ shares are 100% owned by private investment funds managed by First Reserve Corporation (“First Reserve”), a private equity investment firm which specializes in the energy sector, which established Petrel Holdings and Petrel Re to assume reinsurance risk following the loss events of 2005 which dramatically increased the pricing in certain classes of reinsurance business. In creating the companies, First Reserve retained Aon Re as an experienced industry advisor, and collectively evaluated various potential retrocessional reinsurance opportunities prior to establishing Petrel and entering into the three retrocessional contracts from Validus. The key facts and circumstances of the relationship between Petrel and Validus are as follows:

1.	First Reserve owns 100% of the equity in Petrel Holdings which in turn owns 100% of the equity in Petrel Re;
2.	Validus owns 0% of the outstanding equity of First Reserve or Petrel and has no interest beyond the reinsurance agreements (as defined below) between Petrel Re and Validus Re;
3.	Conversely, neither First Reserve, nor Petrel have any direct or indirect equity or other investment holding in Validus;
4.	First Reserve initiated the formation of Petrel. First Reserve structured and established Petrel Re as an incorporated, Bermuda Class 3 reinsurance company without the involvement of Validus’ management, Board, investors, employees or related parties;
5.	Validus did not participate in the design of Petrel Re, which was entirely the creation of the investor in Petrel Holdings, First Reserve;
6.	Validus has no management influence over First Reserve or Petrel. Validus and First Reserve/ Petrel have no common management or directors;
7.	Except as is common in the industry relating to ceded quota share arrangements, Validus does not provide any management, infrastructure support or administrative services to Petrel;
8.	International Advisory Services (“IAS”), an independent third party, provides administrative services for Petrel;

9.	Aon Re, an independent third party, provides insurance industry counsel to Petrel;
10.	Validus’ management, employees, directors and related parties (i) hold no seats on the board of Petrel and (ii) are not employees of Petrel or First Reserve;
11.	First Reserve’s management, board, investors, employees or related parties and Petrel’s management, board, investors, employees or related parties (i) hold no seats on the board of Validus and (ii) are not employees of Validus;
12.	The agreements between Validus and Petrel were negotiated based on prevailing market terms and are representative of contracts between other third parties. Specifically, both the Profit Commission and Ceding Commission are commensurate with existing market terms and are representative of contracts with other third parties;
13.	There are no features contained within the contracts that give rise to any matters that might impair qualification for reinsurance accounting under FAS 113;
14.	The management team of Petrel evaluated several retrocessionaires before assuming the treaties from Validus. These constitute the only contracts currently underwritten by Petrel Re and are summarized below;
15.	Validus has imposed no restrictions on the sale, transfer or encumbrance of Petrel Holdings’ ownership interest in Petrel Re;
Contractual arrangements between Validus Re and Petrel Re
Validus Re has three reinsurance agreements with Petrel Re (collectively, the “reinsurance agreements”). The agreements are:
1.	A collateralized quota share agreement whereby specified Gulf of Mexico marine and energy contracts written by Validus Re are 75% ceded to Petrel Re.
2.	A collateralized quota share agreement whereby specified Reinstatement Premium Protection (“RPP”) contracts plus a single excess of loss (“XOL”) contract written by Validus Re are 90% ceded to Petrel Re, and specified 3rd Event Loss contracts written by Validus Re are 50% ceded to Petrel Re.

3.	An Industry Loss Warranty (“ILW”) agreement whereby Validus Re is covered by Petrel Re for losses on North America windstorms to a limit of $15 million in excess of $10,000 in the event of a $30 billion industry loss as measured by Property Claims Services (“PCS”), an independent third party.
The terms of the two collateralized quota share agreements are as follows. Validus Re pays to Petrel Re a reinsurance premium in the amount of the ceded percentage of the original gross written premiums received by Validus Re on the business reinsured with Petrel Re. Deducted from that reinsurance premium paid to Petrel Re is the same proportion of the direct acquisition expenses paid by Validus to obtain the underlying business and an additional ceding commission of 5.5% (the “Ceding Commission”) to reimburse Validus for the costs it has or will incur in generating and servicing the business ceded during the life of the contract. The quota share agreements also provide for a profit commission (the “Profit Commission”) to Validus Re equal to 16.0% of Petrel Re’s net underwriting profits. No profit commission is payable to Validus in the event Petrel Re sustains an underwriting loss from the contract. For purposes of this profit commission calculation, “Underwriting Profit (Loss)” is defined as premiums earned, net of direct acquisition costs, Ceding Commission and losses and loss expenses. The terms of the collateralized quota share agreements were negotiated at arm’s length with First Reserve and are representative of terms found in agreements Validus has with other third parties, as well as common industry practice.
The ILW agreement reflects standard commercial terms and pricing, Petrel Re assumes a negotiated premium for the cover described above. Aon Re advised Petrel Re on the relevant market pricing for ILW agreements at the time of the transaction. In the event of a loss meeting the parameters in the contract, Petrel Re will pay an amount to Validus for their proportion of the loss under the contract.
Validus evaluated the accounting for each of the reinsurance agreements under the requirements of Statements of Financial Accounting Standards No. 113, Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts (“FAS 113”). Validus concluded that each of the three agreements qualifies for reinsurance accounting.
Under the reinsurance agreements, Petrel Re is required to maintain available assets as collateral in a trust account equal to full policy limits less applicable additional premiums. Collateral in the form of an LOC or trust account is common industry practice when the counterparty is either not rated by an independent rating agency (as in the case of Petrel Re), has an unacceptable rating, or is domiciled in a foreign country. Also, under the agreement, Petrel Re is restricted from underwriting business with other third parties during the duration of its contractual relationships with Validus. Petrel Re is entirely able to cancel the retrocessional agreements after each contractual year or upon the occurrence of certain specified triggering events and could pursue business from other sources upon the cancellation or expiration of the retrocessional agreements.
Specific accounting and financial reporting considerations
Under GAAP, a company must consolidate any entity in which it has a “controlling financial interest” (the voting interest model defined this term as ownership of more than 50 percent of the entity’s voting interests). FIN 46(R): Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 makes two critical changes: it defines when a company should base “controlling financial interest” on factors other than voting rights, and requires that a new “risk and rewards” model be applied in these situations. Consequently, GAAP now prescribes two accounting models for consolidation: (a) the risk and rewards model (where the party who participates in the majority of the entity’s economics, subject to related party transactions, consolidates); and (b) the voting interest model. To determine which accounting model applies, and whether Validus must consolidate Petrel Re, management must first determine whether Petrel Re is a voting interest or variable interest entity (“VIE”).
Conclusion
The Company has concluded that based upon a formal evaluation of the specific technical accounting literature regarding the voting interest and variable interest consolidation models, the Company should not consolidate Petrel Re in the Company’s financial results.

Basis for conclusion
Management has applied the specific facts and circumstances (set out above) with respect to its relationship to Petrel Re against the relevant specific GAAP guidance noted below in the area of consolidation in the determination of its conclusion.
(a) The Risk and Rewards Model1.
Conclusion: Under the “risk and rewards” model, it is management’s conclusion that the Company should not consolidate Petrel Re in the Company’s financial results.
Management acknowledges that the assessment of an entity as to whether it is a variable interest entity requires judgment and reasonable alternative interpretations may be made in forming a view. On this basis, and recognizing that the primary purpose of this analysis is to determine whether Validus Re should consolidate Petrel Re, management has continued its analysis on the assumption that:
1.	Petrel Re does not meet the scope exemptions as defined under paragraph 4 of FIN 46(R) and, therefore, there is a requirement to evaluate Petrel Re to determine if it is a variable interest entity;
2.	Both Validus and Petrel Holdings (and ultimately First Reserve) have variable interests as defined under Paragraph 2(c) of FIN 46 in Petrel Re.
3.	Petrel Re is a variable interest entity under paragraph 5 of FIN 46(R) and is, therefore, subject to consolidation determinations according to the provisions of this Interpretation.
Based on these assumptions, the analysis specifically focuses on the determination as to which enterprise is the primary beneficiary utilizing specific guidance set out in FIN 46(R) as follows:
Variable interests holders (FIN 46(R) paragraph 5)
As noted above, management has assumed for the purposes of this exercise, that variable interests may exist, and that Petrel Holdings and Validus hold the only variable interests in Petrel Re under paragraph 5 and Appendix B of FIN 46(R). The retrocessional reinsurance agreements by their nature result in creating variability in Petrel Re. The Company notes, however, that the guidance requires a judgmental determination to assess whether portions of the agreements are absorbing variable interests. That being said, for purposes of this analysis, we will assume both the Profit Commission and the Ceding Commission arrangements are variable interests.
Petrel Holdings’ variable interest is its equity ownership.
Related parties and de facto agents (FIN 46(R) paragraph 16)
Validus does not have any related party relationships with Petrel Re, Petrel Holdings or First Reserve under the definitions set out in paragraph 24 of FAS 57: Related Party Disclosures.
Furthermore, per paragraph 16 of FIN 46(R), which states that ‘for purposes of determining whether it is the primary beneficiary of a variable interest entity, an enterprise with a variable interest shall treat variable interests in that same entity held by its related parties as its own interests’, there are no parties that are acting as ‘de facto agents’ (as set out in (a) to (d) of paragraph 16) of Validus.
Petrel Holdings and Petrel Re are not related parties of Validus under the definitions in either FAS 57 or as specified in FIN 46(R) paragraph 16 and therefore the determination as to which variable interest holder is the primary beneficiary will be based on which entity absorbs the majority of the expected losses.

[1]	In making its determination management has utilized the PwC monograph “Analysis of FIN 46: A Guide Through The Maze”

Consolidation (FIN 46(R) paragraph 14)
Paragraph 14 of FIN 46(R) states that “an enterprise shall consolidate a variable interest entity if that enterprise has a variable interest (or combination of variable interests) that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both. An enterprise shall consider the rights and obligations conveyed by its variable interests and the relationship of its variable interests with variable interests held by other parties to determine whether its variable interests will absorb a majority of a variable interest entity’s expected losses, receive a majority of the entity’s expected residual returns, or both. If one enterprise will absorb a majority of a variable interest entity’s expected losses and another enterprise will receive a majority of that entity’s expected residual returns, the enterprise absorbing a majority of the losses shall consolidate the variable interest entity”.
Based on the assumption that there are a limited number of variable interests in Petrel Re and that the economics of Petrel Re’s variable interests are skewed heavily towards Petrel Holdings (and ultimately First Reserve), the Company, in determining which entity would absorb the majority of Petrel Re’s expected losses, has taken a qualitative approach to determine if the Company would be the primary beneficiary. As discussed in paragraph E35 of FIN 46(R), “an enterprise may be able to determine without detailed computations that it does not have a sufficiently large variable interest to be a potential primary beneficiary or that it is the only enterprise with a sufficiently large interest.” As previously described in this letter, the variable interests in Petrel Re are represented by (i) the 100% equity interest held by First Reserve, and (ii) the ceding arrangement and profit commission embedded in the reinsurance agreement held by the Company.
The qualitative approach in identifying whether the Company is the primary beneficiary was determined based on the following factors: (i) the profit commission feature provides for “sharing” in Petrel Re’s underwriting profits, as defined, between the Company and Petrel Holdings in the percentage amounts of 16% and 84%, respectively. Therefore, the expected losses would be allocated in the proportions described and would result in Petrel Holdings absorbing the majority of expected losses; and (ii) the large disparity between the expected gross margins of Petrel Re and the Company’s ceding commission agreement whereas the ceding commission, if considered a variable interest, would absorb a small amount of expected losses in relation to the effect the expected losses would have on Petrel Re’s gross margin which would be absorbed by Petrel Holdings.
Based on the above determination that the majority of the expected losses would be absorbed by the equity holders of Petrel Re, management has concluded that the Company does not meet the definition of the primary beneficiary under paragraph 2 of FIN 46(R) and, therefore, should not consolidate Petrel Re under the provisions of this Interpretation.
(b) The Voting Interest Model
Conclusion: Under the “voting interest” model, it is management’s conclusion that the Company should not consolidate Petrel Re in the Company’s financial results.
Management has considered specific technical guidance including, FAS 94: Consolidation of All Majority-Owned Subsidiaries an amendment of ARB No. 51, with related amendments of APB Opinion No. 18 and ARB No. 43, Chapter 12 and EITF Issue No. 96-16: Investor’s Accounting for an Investee When the Investor Owns a Majority of the Voting Stock but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights. Under FAS 94 the usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one company, directly or indirectly, of over fifty per cent of the outstanding voting shares of another company is a condition pointing toward consolidation unless control is likely to be temporary, or where it does not rest with the majority owners. An investment of less than 20% of the voting stock of an investee should lead to a presumption that an investor does not have the ability to exercise significant influence unless such ability can be demonstrated. As noted previously, Validus has no financial interest in Petrel Re (or related companies including both Petrel Holdings and First Reserve).
For SEC registrants, majority voting stock ownership is not the sole criterion for control. Registration S-X, Rule 1-02, extends the definition of “control” to include “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting shares, by contract, or otherwise”. In addition the SEC, in Regulation S-X, Rule 3A-02, highlights that a registrant must adopt a policy of consolidation that clearly exhibits the financial position and results of operations of the registrant and its subsidiaries. Other factors, therefore, are called into question beyond controlling financial interest. While it is the interpretation of management that these Rules indicate that some financial interest is required, which

Validus does not have, management has considered the substance of the SEC’s Rules in considering whether there are additional factors that could indicate that Validus can exert control over Petrel Re. It is the view of management, however, that the most significant factor to be considered is that Petrel Re only has three assumed contracts, and all of these are with Validus. Management does not believe that this enables Validus to exert control over Petrel Re in that Petrel Re is entirely able to cancel the retrocessional agreements after each contractual year or upon the occurrence of certain specified triggering events and could pursue business from other sources upon the cancellation or expiration of the retrocessional agreements.
Possible alternative conclusions and financial impact
As noted, management acknowledges that the assessment of the voting interest and variable interest criteria for consolidation requires judgement and reasonable alternative interpretations may be made. The alternative conclusion would be for Validus to consolidate Petrel Re under either model. Consolidation of Petrel Re would require the Company to include in its balance sheet the assets and liabilities of Petrel Re less any minority interest. Management does not believe that the voting interest or variable interest model or any other authoritative guidance would support this alternative view.
Financial statement disclosure
The Petrel arrangement is disclosed in the notes to the Company’s financial statements as at and for the nine months ended September 30, 2006. The related note disclosure is included in the recently submitted Registration Statement on Form S-1 (Registration no. 333-139989), and is reproduced in Appendix A.
Audit Committee position
The Company’s Audit Committee considered this accounting conclusion and concurs with management’s conclusion that consolidation of Petrel Re is not appropriate.
Previous staff positions
The Company and its independent auditors are not aware of any previous staff positions related to the consolidation of entities with which the registrant has solely retrocessional reinsurance agreements.
Conclusion of the Company’s independent auditor
As noted above, the Company has discussed this matter with its independent auditors, PricewaterhouseCoopers, including representatives from its National Office. PricewaterhouseCoopers has advised the Company that it concurs with the conclusion reached by the Company’s management that Petrel Re should not be consolidated by the Company.
Company correspondence with the Securities and Exchange Commission on this topic
The Company has had no previous formal communication with the Securities and Exchange Commission on this topic.
***
Please contact the undersigned at (441) 278-9034 should you require further information or have any questions.
Very truly yours,
/s/ Joseph E. (Jeff) Consolino

Joseph E. (Jeff) Consolino
Chief Financial Officer
Validus Holdings, Ltd.
jeff.consolino@validusre.bm

cc:	Securities and Exchange Commission Jim B. Rosenberg, senior assistant chief accountant PricewaterhouseCoopers Caroline J. Foulger, partner

Appendix A — Financial statement disclosure regarding Petrel
Collateralized quota share retrocession treaty
On May 8, 2006, Validus Re entered into a collateralized quota share retrocession treaty with Petrel Re Limited (“Petrel”), a newly-formed Bermuda reinsurance company, pursuant to which Petrel assumes a quota share (the “Collateralized Quota Share”) of certain lines of marine & energy and other lines of business underwritten by Validus Re for unaffiliated third parties for the 2006 and 2007 underwriting years. Under the terms of the Collateralized Quota Share, the Company has determined it is not required to consolidate the assets, liabilities and results of operations of Petrel per FIN 46(R). Petrel is a separate legal entity of which Validus has no equity investment, management or board interests or related party relationships.
Petrel is required to contribute funds into a trust (the “Trust”) for the benefit of Validus Re. Under the Collateralized Quota Share, the amount required to be on deposit in the Trust is the sum of (i) full aggregate outstanding limits in excess of unpaid premium and related ceding commission on all in force covered policies plus (ii) an amount determined by Validus Re in its discretion to support losses under covered policies (the “Required Amount of Available Assets”). If the actual amounts on deposit in the Trust, together with certain other amounts (the “Available Assets”), do not at least equal the Required Amount of Available Assets, Validus Re will, among other things, cease ceding business on a prospective basis.
Validus Re pays a reinsurance premium to Petrel in the amount of the ceded percentage of the original gross written premium on the business reinsured with Petrel less a ceding commission, which includes a reimbursement of direct acquisition expenses as well as a commission to Validus Re for generating the business. The Collateralized Quota Share also provides for a profit commission to Validus Re based on the underwriting results for the 2006 and 2007 underwriting years on a cumulative basis. At September 30, 2006, Validus Re had ceded $44,488 of premiums written to Petrel through the Collateralized Quota Share. The earned portion of premiums ceded to Petrel for the three and nine month periods ended September 30, 2006 was $17,691 and $19,277 respectively.